SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2021
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL Publicly Held Company Corporate Taxpayer ID (CNPJ/ME): 33.042.730/0001-04	CSN Mineração S.A. Publicly Held Company Corporate Taxpayer ID (CNPJ/ME): 08.902.291/0001-15

Notice to the Market

Companhia Siderúrgica Nacional ("CSN") and CSN Mineração S.A. ("CSN Mineração") (together with CSN, the "Companies"), hereby announces to its shareholders and the market in general that were surprised this morning by an oversight of the City Of Itaguaí/RJ, determining the temporary interdiction of port operations at CSN Mineração's COAL Terminal – TECAR and Sepetiba Tecon Container Terminal, controlled by CSN, under alleged claims of irregularities in licensing and environmental crimes.

The Companies and its advisors are currently taking notice of the assessment terms and evaluating all necessary measures to maintain running operations.

CSN and CSN Mineração clarify that all environmental licenses for their port operations in Itaguaí/RJ are in force and that they operate under the best environmental practices.

CSN and CSN Mineração will keep the market informed about the developments of this fact.

São Paulo, April 16, 2021.

Marcelo Cunha Ribeiro Executive Director of Investor Relations National Steel Company	Pedro Barros Mercadante Oliva Investor Relations Officer CSN Mineração S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 16, 2021

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.